FINANCIAL STATEMENTS
Cincinnati SMSA Limited Partnership
Six Months Ended June 30, 2011 (Unaudited), and
Years Ended December 31, 2010 and 2009
With Report of Independent Registered Public
Accounting Firm

Cincinnati SMSA Limited Partnership
Financial Statements
Six Months Ended June 30, 2011 (Unaudited), and
Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
The Partners
Cincinnati SMSA Limited Partnership
We have audited the accompanying balance sheets of Cincinnati SMSA Limited Partnership as of December 31, 2010 and 2009, and the related statements of operations, changes in partners’ capital, and cash flows for the years then ended. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cincinnati SMSA Limited Partnership at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
February 24, 2011

Cincinnati SMSA Limited Partnership

Balance Sheets
(In Thousands)

	June 30	December 31
	2011	2010	2009
	(Unaudited)
Assets
Current assets:
Due from AT&T Mobility	$35,915	$24,978	$29,573
Accounts receivable, net of allowance for
doubtful accounts of $1,694, $1,688 and $2,146	35,727	33,888	30,734
Inventories	3,089	3,312	3,414
Prepaid expenses and other current assets	2,387	4,751	3,027
Total current assets	77,118	66,929	66,748

Property, plant and equipment, net	198,251	200,763	210,027

Intangible assets, net	42,319	42,402	546
Other assets, net	5,370	3,317	2,744
Total assets	$323,058	$313,411	$280,065

Liabilities and partners’ capital
Current liabilities:
Accounts payable	$1,080	$1,654	$1,861
Accrued liabilities	1,076	667	1,313
Advanced billing and customer deposits	17,137	20,395	19,179
Current portion of capital lease obligations	–	–	875
Total current liabilities	19,293	22,716	23,228

Long-term capital lease obligations	–	–	45,330
Other long-term liabilities	24,495	23,177	3,589
Noncurrent deferred rent	9,570	6,918	5,009

Partners’ capital:
New Cingular Wireless PCS, LLC	186,989	180,972	171,483
Contribution receivable from New Cingular Wireless
PCS, LLC	–	–	(42,903)
Convergys Information Management Group, Inc.	82,711	79,628	74,329
Total partners’ capital	269,700	260,600	202,909
Total liabilities and partners’ capital	$323,058	$313,411	$280,065

See accompanying notes.

Cincinnati SMSA Limited Partnership

Statements of Operations
(In Thousands)

	Six Months
	Ended
	June 30	Year Ended December 31
	2011	2010	2009
	(Unaudited)
Operating revenues:
Service revenues (Note 6)	$327,668	$607,122	$544,773
Equipment sales	27,130	46,356	47,251
Total operating revenues	354,798	653,478	592,024

Operating expenses: (Note 6)
Cost of services (excluding depreciation of	109,299	201,412	160,349
$19,375, $37,762 and $35,200, which is
included below)
Cost of equipment sales	64,274	110,324	99,793
Selling, general and administrative	94,427	179,645	167,168
Depreciation and amortization	19,458	37,961	35,767
Total operating expenses	287,458	529,342	463,077

Operating income	67,340	124,136	128,947

Other, net	(352)	(3,204)	(2,435)
Net income	$66,988	$120,932	$126,512

See accompanying notes.

Cincinnati SMSA Limited Partnership

Statements of Changes in Partners’ Capital
(In Thousands)

	New	Convergys
	Cingular	Information
	Wireless	Management
	PCS, LLC	Group, Inc.	Total

Balance at December 31, 2008	$123,592	$71,444	$195,036
Capital distributions	(79,859)	(40,929)	(120,788)
Capital contributions	1,204	945	2,149
Net income	83,643	42,869	126,512
Balance at December 31, 2009	128,580	74,329	202,909
Capital distributions	(69,617)	(35,679)	(105,296)
Transfer of FCC licenses	42,055	–	42,055
Net income	79,954	40,978	120,932
Balance at December 31, 2010	180,972	79,628	260,600
Capital distributions	(38,272)	(19,616)	(57,888)
Net income	44,289	22,699	66,988
Balance at June 30, 2011 (Unaudited)	$186,989	$82,711	$269,700

See accompanying notes.

Cincinnati SMSA Limited Partnership

Statements of Cash Flows
(In Thousands)

	Six Months
	Ended
	June 30	Year Ended December 31
	2011	2010	2009
	(Unaudited)
Operating activities
Net income	$66,988	$120,932	$126,512
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	19,458	37,961	35,767
Provision for doubtful accounts	2,789	5,382	7,433
Loss (gain) on disposal of property, plant
and equipment	19	102	(475)
Changes in operating assets and liabilities:
Accounts receivable	(4,628)	(8,536)	(8,055)
Inventories	223	102	(978)
Prepaid expenses and other current assets	2,364	(1,724)	(84)
Other assets	(2,053)	(573)	(335)
Accounts payable	(574)	(207)	(433)
Other current liabilities	(2,849)	570	(3,610)
Accrued interest on capital leases	—	275	37
Non current deferred rent	2,652	1,909	790
Other long-term liabilities	1,318	(367)	622
Net cash provided by operating activities	85,707	155,826	157,191

Investing activities
Construction and capital expenditures	(16,882)	(53,573)	(38,785)
Proceeds from sale of fixed assets	—	—	513
Net cash used in investing activities	(16,882)	(53,573)	(38,272)

Financing activities
Partners’ capital distributions	(57,888)	(105,296)	(120,788)
Partners’ capital contributions	—	—	945
Payments on capital lease obligations	—	(1,552)	(1,247)
Net cash used in financing activities	(57,888)	(106,848)	(121,090)

Net change in due from AT&T Mobility	10,937	(4,595)	(2,171)
Due from AT&T Mobility at beginning of year	24,978	29,573	31,744
Due from AT&T Mobility at end of year	$35,915	$24,978	$29,573

Supplemental disclosure of cash flow information
Interest paid	$5	$2,403	$3,532

See accompanying notes.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements

Six Months Ended June 30, 2011 (Unaudited), and
Years Ended December 31, 2010 and 2009
(Dollars in Thousands)

1. Organization
Cincinnati SMSA Limited Partnership (Partnership) is a Delaware limited partnership between New Cingular Wireless PCS, LLC (General Partner) and Convergys Information Management Group, Inc. (Convergys) (Limited Partner). The General Partner is an indirect wholly owned subsidiary of AT&T Inc. (AT&T). The Partnership is operated as a part of AT&T’s Wireless Segment (AT&T Mobility). The General Partner holds a 40% general partnership interest and a 26.12% limited partnership interest as of June 30, 2011, and December 31, 2010 and 2009. The Limited Partner holds a 33.88% limited partnership interest as of June 30, 2011, and December 31, 2010 and 2009. On July 1, 2011, the General Partner completed the acquisition of Convergys’ 33.88% limited partnership interest for $315,000 in cash. The Partnership was formed to be the owner and operator of a cellular mobile telephone system servicing the Cincinnati, Columbus, Dayton, Hamilton/Middleton, and Springfield, Metropolitan Statistical Areas, which includes operations in the states of Ohio, Kentucky and Indiana. The Partnership’s cellular mobile telephone service began November 2, 1984. The Partnership was dissolved on August 12, 2011.
The General Partner is responsible for managing and providing certain services to the Partnership. See Note 6. The General Partner is liable for all general obligations of the Partnership to the extent not paid by the Partnership. The limited partners are not liable for the obligations of the Partnership beyond their contributed capital. Profits, losses and distributable cash are allocated to the individual partners based upon their respective ownership percentages.
The financial position, results of operations and cash flows of the Partnership could have differed from reported results had the Partnership operated as an autonomous entity independent of AT&T Mobility.
The Partnership provides wireless voice and data communications services, including long distance and roaming services using both cellular and personal communications (PCS) frequencies licensed by the Federal Communications Commission (FCC). FCC licenses provide the Partnership with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

1. Organization (continued)
In October 2004, AT&T Mobility acquired AT&T Wireless Services, Inc. (AWS). As a result of the merger, AT&T Mobility became the indirect owner of certain legacy AWS markets which provided broadband PCS service in the same geographic area as the Partnership. On June 24, 2005, a merger agreement (the Partnership Merger Agreement) was executed between the Partnership and AT&T Mobility pursuant to which AT&T Mobility contributed legacy AWS customers in the overlap market, the related fixed assets and FCC spectrum licenses to the Partnership.
Prior to October 31, 2010, the licenses to be transferred were in process of being partitioned which was required prior to transfer. Accordingly, the carrying value of these FCC licenses at the time of contribution of $42,903 was reflected as a contribution receivable and a reduction of partners’ capital in the accompanying balance sheets and statements of changes in partners’ capital as of December 31, 2009. On October 31, 2010, the transfer of legacy AWS FCC spectrum licenses contributed to the Partnership was completed. The legacy AWS spectrum licenses had a carrying value of $42,055 at the date of transfer due to changes in the General Partner’s basis resulting from purchase accounting adjustments.
2. Summary of Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reflected in the financial statements and accompanying notes. The Partnership bases its estimates on experience, where applicable and other assumptions management believes are reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions. Estimates are used when accounting for items such as revenues, allowance for doubtful accounts, useful lives of property, plant and equipment, asset impairments, inventory reserves and evaluation of minimum lease terms for operating leases.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Revenue Recognition
The Partnership earns service revenues by providing access to its wireless network (access revenue) and for usage of its wireless system (airtime revenue). Customers are associated with the Partnership based on assigned mobile phone numbers. Access revenue from postpaid customers is billed either in advance or arrears and recognized ratably over the service period. Airtime revenue, including roaming revenue and long-distance revenue, is billed in arrears based on minutes of use and is recognized when the service is rendered. Service revenue also includes data usage revenue, which is also billed in arrears, and is based upon either number of messages or kilobytes used and is recognized when the service is rendered. Other data revenue related to downloadable content, such as ringtones and games, is recognized when the data content is delivered to the subscriber’s device. Prepaid airtime sold to customers and revenue collected from pay-in-advance customers is recorded as deferred revenue prior to the commencement of services, and revenue is recognized when airtime is used or expires. Access and airtime services provided are billed throughout the month according to the bill cycle in which a particular subscriber is placed. As a result of bill cycle cutoff times, the Partnership is required to make estimates for service revenues earned but not yet billed at the end of each month, and for advanced billings. Estimates for access revenues are based upon the most current bill cycle revenues. Estimates for airtime revenues are based upon actual minutes/messages/kilobytes of use.
Certain rate plans include a rollover feature whereby unused anytime minutes do not expire each month but rather are available, under certain conditions, for future use for a period not to exceed one year from the date of purchase. The Partnership defers revenue based on an estimate of the portion of unused minutes expected to be utilized prior to expiration. Historical subscriber usage patterns, which have been consistent and which management views to be reliable for purposes of gauging predictive behavior, allow the Partnership to estimate the number of unused minutes to be utilized, as well as those which are likely to expire or be forfeited. No deferral of revenue is recorded for the minutes expected to expire or be forfeited, as no future performance is expected to be required by the Partnership, nor is there any obligation to refund or redeem for value expired minutes. The balance of the deferral as of June 30, 2011, and December 31, 2010 and 2009, was $1,209, $1,616 and $2,735, respectively, and has been included in “Advanced billing and customer deposits” in the accompanying balance sheets.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Service revenues include revenues from Partnership customers who roam outside their selected home coverage area, referred to as “incollect” roaming revenues, and revenues from affiliates and other wireless carriers for roaming by their customers on the Partnership’s network, referred to as “outcollect” roaming revenues. See Note 6.
The Partnership offers data and other enhanced services including caller ID, call waiting, call forwarding, three-way calling, no answer/busy transfer, text messaging, and voicemail. Generally, these enhanced features generate additional service revenues through monthly subscription fees or increased wireless usage through utilization of the features. Other optional services, such as mobile-to-mobile calling, roadside assistance, and handset insurance, may also be provided for a monthly fee. These enhanced features and optional services may be bundled with package rate plans or sold separately. Revenues for enhanced services and optional features are recognized as earned. Service revenues also include billings to the Partnership’s customers for Universal Service Fund and other regulatory fees. Revenues are presented net of any sales taxes collected from customers and remitted to governmental authorities.
Certain data roaming activity occurs for which the Partnership recognizes substantially all data revenue by applying a bill-and-keep methodology. The bill-and-keep method is a common and accepted pricing practice in the telecommunications industry whereby parties agree to carry each others’ traffic on a reciprocal basis at no charge. No revenue related to data roaming activity is allocated between the Partnership and other AT&T Mobility markets. The Partnership recognizes revenue for all charges to its customers for data services provided. See Note 6.
Equipment sales consist principally of revenues from the sale of wireless handsets and accessories to new and existing customers and to agents and other third-party distributors. Equipment revenues and expenses are recorded to the Partnership using both direct and allocated methods depending upon the sales channel. The revenue and related expenses associated with the sale of wireless handsets and accessories through the Partnership’s indirect sales channels are recognized when the products are delivered and accepted by the agent or third-party distributor and probability of collection is likely, as this is considered to be a separate earnings process from the sale of wireless services. Shipping and handling costs for wireless handsets sold to agents and other third-party distributors are classified as costs of equipment sales.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
The Partnership determined the sale of wireless services through its direct sales channels with an accompanying handset constitutes a revenue arrangement with multiple deliverables. The Partnership accounts for these arrangements as separate units of accounting, including the wireless service and handset. Arrangement consideration received for the handset is recognized as equipment sales when the handset is delivered and accepted by the subscriber. Arrangement consideration received for the wireless service is recognized as service revenues when earned. As the nonrefundable, up-front activation/upgrade fee charged to the subscriber does not meet the criteria as a separate unit of accounting, the Partnership allocates the additional arrangement consideration received from the activation/upgrade fee to the handset (the delivered item) to the extent the aggregate handset and activation/upgrade fee proceeds do not exceed the fair value of the handset. Any activation/upgrade fees not allocated to the handset are deferred upon activation and recognized as service revenue on a straight-line basis over the estimated customer relationship period. The Partnership determined the sale of wireless services through its indirect sales channels does not constitute a revenue arrangement with multiple deliverables. For indirect channel sales, the Partnership defers nonrefundable, up-front activation/upgrade fees and associated costs to the extent of the related revenues. These deferred fees and costs are amortized on a straight-line basis over the estimated customer relationship period. The Partnership has recorded deferred revenues and deferred expenses of equal amounts in the balance sheets. As of June 30, 2011, and December 31, 2010 and 2009, deferred revenues and expenses were $4,649, $4,604, and $4,713, respectively.
Taxes
As the Partnership is not a taxable entity for federal income tax purposes, the results of its operations are included in the federal tax returns of the partners. Accordingly, federal income taxes are not reflected in the financial statements. The Partnership is subject to state franchise taxes for its operations in the state of Kentucky and city income taxes for its operations in certain jurisdictions in the state of Ohio. Such amounts are not material for the six months ended June 30, 2011, and the years ended 2010 and 2009.
Statements of Cash Flows
For purposes of the statements of cash flows, the Partnership considers “Due from AT&T Mobility” to be cash equivalents. See Note 6.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Accounts Receivable
Accounts receivable consist principally of trade accounts receivable from customers and are generally unsecured and due within 30 days. Credit losses relating to these receivables consistently have been within management’s expectations. Expected credit losses are recorded as an allowance for doubtful accounts in the balance sheets. Estimates of expected credit losses are based primarily on write-off experience, net of recoveries, and on the aging of the accounts receivable balances. The collection policies and procedures of the Partnership vary by credit class and payment history of customers.
Inventories
Inventories consist principally of wireless handsets and accessories and are valued at the lower of cost or market value. Market value is determined using replacement cost. The Partnership maintains inventory valuation reserves for obsolescence and slow moving inventory. These reserves are determined based on analysis of inventory aging.
Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation. The cost of additions and substantial improvements is capitalized. Interest expense incurred during the construction phase of the Partnership’s wireless network is capitalized as part of property, plant and equipment until the projects are completed and the assets are ready for their intended use. The cost of maintenance and repairs is charged to operating expenses. Property, plant and equipment are depreciated using the straight-line method over their estimated useful lives. Leasehold improvements, including cell site acquisition and other site construction improvements, are depreciated over the shorter of their estimated useful lives or lease terms that are reasonably assured. Depreciation lives may be accelerated due to changes in technology or other industry conditions. Upon sale or retirement of an asset, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is recognized and included in “Cost of services.”

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Intangible Assets
Intangible assets consist of customer relationships and FCC spectrum licenses. While FCC licenses are issued for only a fixed time (generally ten years), renewals of FCC licenses have occurred routinely and at nominal cost. Moreover, the Partnership determined there are currently no legal, regulatory, contractual, competitive, economic or other factors limiting the useful lives of its FCC licenses and therefore treats the FCC licenses as indefinite-lived intangible assets. The Partnership believes it will be able to meet all requirements necessary to secure renewal of its wireless licenses. AT&T Mobility holds additional FCC spectrum licenses that are used by the Partnership to provide wireless communications services. Through June 30, 2011, AT&T Mobility has not charged the Partnership for use of these additional licenses.
The Partnership tests its FCC licenses for impairment on an annual basis. FCC licenses will also be tested between annual tests if events or changes in circumstances indicate that the assets might be impaired. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. The carrying value of the FCC licenses at June 30, 2011 and December 31, 2010 was $42,055.
Customer relationship intangible assets are amortized over five to seven years using an accelerated sum-of-the-months-digits amortization method. Gross customer relationship intangible assets were $1,116 at June 30, 2011, and December 31, 2010 and 2009. Accumulated amortization was $852, $769 and $570 at June 30, 2011, and December 31, 2010 and 2009, respectively. Amortization expense was $83, $199 and $567 for the six months ended June 30, 2011 and for the years ended December 31, 2010 and 2009, respectively. Amortization expense for the remaining six months ending December 31, 2011, is estimated to be $72.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Amortization expense for the years ending December 31, 2012 through 2014 is estimated to be as follows:

Amortization Expense

2012	$111
2013	62
2014	19
Total amortization expense	$192

Valuation of Long-Lived Assets
Long-lived assets, including property, plant and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. It is reasonably possible these assets could become impaired as a result of technological or other industry changes. In analyzing potential impairment, the Partnership uses projections of future cash flows from the asset group. If the total of the expected future undiscounted cash flows from the asset group the Partnership intends to hold and use is less than the carrying amount of the asset group, a loss is recognized for the difference between the fair value and carrying amount of the asset group. The asset group to be held and used represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. For assets the Partnership intends to dispose of, a loss is recognized if the carrying amount of the assets in the disposal group is more than fair value, net of the costs of disposal. The Partnership principally uses the discounted cash flow method to estimate the fair value of its long-lived assets. The discount rate applied to the undiscounted cash flows is consistent with the Partnership’s weighted-average cost of capital. The cash flow projections are based on the Partnership’s views of forecasted growth rates, anticipated future economic conditions, appropriate discount rates relative to risk and estimates of residual values. The Partnership periodically evaluates the useful lives of its wireless network equipment and other equipment based on technological and other industry changes to determine whether events or changes in circumstances warrant revisions to the useful lives.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Asset Retirement Obligations
The Partnership has certain legal asset retirement obligations related to network infrastructure, principally tower assets. These legal obligations include obligations to remediate leased land on which the Partnership’s network infrastructure assets are located. The significant assumptions used in estimating the Partnership’s asset retirement obligations include the following: a probability, depending upon the type of operating lease, that the Partnership’s assets with asset retirement obligations will be remediated at the lessor’s directive; expected settlement dates that coincide with lease expiration dates plus estimates of lease extensions; remediation costs indicative of what third-party vendors would charge the Partnership to remediate the sites; expected inflation rates consistent with historical inflation rates; and credit-adjusted risk-free rates that approximate AT&T Mobility’s incremental borrowing rates. The Partnership’s asset retirement obligations are not material.
Advertising Costs
Costs for advertising, including amounts allocated from AT&T Mobility, are expensed as incurred. Total advertising expenses were $12,355, $25,545 and $20,371 for the six months ended June 30, 2011, and for the years ended December 31, 2010, and 2009, respectively.
Operating Leases
Rent expense is recorded on a straight-line basis over the initial lease term and those renewal periods that are reasonably assured. The difference between rent expense and rent paid is recorded as deferred rent and is included in “Accounts payable” and “Noncurrent deferred rent” in the balance sheets.
Financial Instruments
The carrying amounts of due from AT&T Mobility, accounts receivable, accounts payable, accrued liabilities, advanced billing and customer deposits and other current liabilities are reasonable estimates of their fair values due to the short-term nature of these instruments.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Comprehensive Income
Comprehensive income for the Partnership is the same as net income for all years presented.
Subsequent Events
In preparing the accompanying audited financial statements, management reviewed all known events that have occurred after December 31, 2010, and through February 24, 2011, the date the financial statements were available for issuance, for inclusion in the financial statements and footnotes.
Recent Accounting Pronouncements
Presentation of Comprehensive Income. In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05, Presentation of Comprehensive Income, which will no longer allow the presentation of the components of other comprehensive income in the consolidated statements of changes in stockholders’ equity or footnotes for interim reporting. For reporting periods beginning after December 31, 2011, ASU 2011-05 requires presentation of other comprehensive income in combination with, or directly following the consolidated statements of income. In December 2011, ASU 2011-05 was amended to delay the proposed identification of reclassification adjustments in the consolidated statements of income. The Partnership’s management does not anticipate ASU 2011-05 will have a material impact on its financial statements or footnote disclosures.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

3. Property, Plant and Equipment
Property, plant and equipment is summarized as follows:

	Estimated
	Useful Life	June 30	December 31
	in Years	2011	2010	2009
		(Unaudited)
Land, buildings and building improvements	10-25	$117,864	$109,614	$141,477
Operating and other equipment	3-10	274,686	262,217	257,833
Furniture and fixtures	10	4,464	4,434	4,391
Construction-in-progress	–	12,353	19,132	6,788
		409,367	395,397	410,489
Less accumulated depreciation		211,116	194,634	200,462
Property, plant and equipment, net		$198,251	$200,763	$210,027

The Partnership’s cellular/PCS network is currently equipped with the following digital transmission technologies: Global System for Mobile Communication (GSM) in all areas and Universal Mobile Telecommunications System (UMTS)/High Speed Packet Access (HSPA) in select areas.
The net book value of assets recorded under capital leases was $0, $0, and $26,475 at June 30, 2011, and at December 31, 2010 and 2009, respectively. Amortization of assets recorded under capital leases is included in depreciation expense. Capital lease additions for the six months ended June 30, 2011, and for the years ended December 31, 2010 and 2009, were $0, $862 and $1,199, respectively. Capital leases related to communications towers and capital lease additions and adjustments are non-cash activities for purposes of the statements of cash flows.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

3. Property, Plant and Equipment (continued)
During 2010, the Partnership’s collocation leases, which were previously accounted for as capital leases, were amended such that certain terms were modified, including future lease amendment and rent escalator provisions. These modifications resulted in new leases for accounting purposes which were determined to be operating lease agreements. Accordingly, the Partnership removed all capital lease assets and related capital lease obligations from its balance sheet and recorded a deferred gain in the amount of $19,955. The gain is amortized on a straight-line basis over the lease term of the new operating leases and resulted in a $678 and $320 reduction of “Cost of services” in the accompanying 2011 and 2010 statements of operations.
Depreciation expense for the six months ended June 30, 2011, and for the years ended December 31, 2010 and 2009 was $19,375, $37,762 and $35,200, respectively.
4. Accrued Liabilities
Accrued liabilities are summarized as follows:

	June 30	December 31
	2011	2010	2009
	(Unaudited)

Taxes, other than income	$713	$577	$382
Accrued fixed asset purchases	–	–	510
Other	363	90	421
Total accrued liabilities	$1,076	$667	$1,313

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

5. Concentration of Risk
The Partnership relies on local and long-distance telephone companies and other companies to provide certain communications services. Although management believes alternative vendors could be found in a timely manner, any disruption of these services could potentially have an adverse impact on operating results.
The Partnership relies on AT&T Mobility or its affiliates’ roaming agreements with other wireless carriers to permit the Partnership’s customers to use other wireless carriers’ networks in areas not covered by the Partnership’s networks or by AT&T Mobility’s or its affiliates’ networks. If these other carriers decide not to continue those agreements due to a change in ownership or other circumstances, a loss of service in certain areas and possible loss of customers could occur.
AT&T Mobility maintains contracts with multiple vendors to supply its handset inventory and network infrastructure equipment, which are important components of its operations. If the suppliers are unable to meet AT&T Mobility’s needs as it continues to build out and upgrade its network infrastructure, or restore service after an outage, and sell service and handsets, delays and increased costs in the expansion of the Partnership’s network infrastructure or losses of potential customers could result, which would adversely affect operating results. Financial instruments that could potentially subject the Partnership to credit risks consist principally of trade accounts receivable. Concentrations of credit risk with respect to these receivables are limited due to the composition of the customer base, which includes a large number of customers. No single customer accounted for more than 10% of revenues in any year presented, except for AT&T Mobility and its affiliates which were provided roaming services by the Partnership. See Note 6.
6. Related-Party Transactions
Due From AT&T Mobility
The Partnership’s short-term cash surplus, if any, is swept on a daily basis pursuant to the terms of a Master Revolving Credit Note effective January 1, 2010, between the Partnership and AT&T Mobility, and is held in an account maintained by AT&T Mobility. The Partnership’s cash needs in excess of any short-term cash surplus are met through short-term loans from AT&T Mobility. The June 30, 2011, and December 31, 2010 and 2009 statements of operations include net interest income in “Other, net” of $56, $151 and $2,184, respectively, related to this arrangement.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

6. Related-Party Transactions (continued)
On January 1, 2010, the Master Revolving Credit Note dated October 26, 2004 was replaced with a new Master Revolving Credit Note executed with an effective date of January 1, 2010. Under the new agreement, the interest rate is equal to the six-month LIBOR rate and is reset on the first day of January and July of each calendar year. The interest rate was 0.45594% for the first half of 2011. The interest rates were 0.43438% and 0.75250% for the first half of 2010 and the second half of 2010, respectively. The interest rate was 6.25% in 2009.
Allocations
AT&T Mobility performs services on behalf of the Partnership, which include network operations, customer service, finance and accounting, information technology and sales and marketing. Such services are charged to the Partnership at AT&T Mobility’s cost and are allocated primarily based on end of period subscribers, network usage, gross customer additions and customer service call volumes. Allocation factors are modified periodically to align costs with services received, the impacts of which are recorded as a change in estimate and recognized prospectively in the statements of operations. The statements of operations for the six months ended June 30, 2011, and for the years ended December 31, 2010 and 2009, include cost of services of $34,319, $22,173 and $17,451, respectively, and selling, general and administrative expenses of $47,534, $92,384 and $83,246, respectively, allocated from AT&T Mobility. Management believes the allocations are reasonable.
Other Affiliated Costs
In addition to the allocations described above, the statements of operations for the six months ended June 30, 2011, and the years December 31, 2010 and 2009, include expenses of $3,276, $33,098 and $22,752, respectively, in “Cost of services” and expenses of $810, $1,722 and $1,986, respectively, in “Selling, general and administrative” related to services provided by various affiliates of AT&T Mobility, such as telecommunications costs and commissions expense.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

6. Related-Party Transactions (continued)
Intracompany Voice Roaming
The Partnership is operated as part of a single wireless system in connection with certain other affiliated wireless systems outside of the Partnership’s market. The Partnership earned outcollect revenue from affiliated entities, included in “Service revenues,” of $49,309, $90,651 and $83,029 for the six months ended June 30, 2011, and for the years ended December 31, 2010 and 2009, respectively, for wireless services provided to customers from other affiliates. The Partnership was charged incollect expense by affiliated entities, included in “Cost of services,” of $45,677, $82,093 and $71,644 for the six months ended June 30, 2011, and for the years ended December 31, 2010 and 2009, respectively, for wireless service provided to the Partnership’s customers by other affiliates.
Data Cost Sharing
The Partnership incurs costs in delivering data services to other AT&T Mobility affiliates’ customers over the Partnership’s network. Additionally, other AT&T Mobility affiliates incur costs in delivering data services to the Partnership’s customers over their networks.
Beginning in July 2010, the Partnership implemented a process whereby these costs are allocated between AT&T Mobility affiliates and are reflected as either an increase or decrease in cost of services depending on the respective affiliates’ customer data usage volumes. This process change occurred when the General Partner developed the billing system enhancements needed to identify affiliate data usage. The amounts allocated are based upon a rate per data kilobyte which was determined through an analysis of operating expenses associated with providing a data kilobyte. For the six months ended June 30, 2011 and the year ended December 31, 2010, the Partnership recorded $311 in net data usage expense and $40 in net data usage expense reductions, respectively, which are reflected in “Cost of services.” Prior to July 2010, data usage costs were not allocated between affiliates.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

7. Leases
The Partnership entered into operating leases for facilities and equipment used in operations. See Note 8 for separate discussion of spectrum leases. These leases typically include renewal options and escalation clauses. In general, ground and collocation leases have initial terms or current terms of between eight and fifteen years with three renewal terms of five to seven years each.
Rental expense under operating leases for the six months ended June 30, 2011, and for the years ended December 31, 2010 and 2009, was $13,214, $17,702 and $13,381, respectively.
The following table summarizes the approximate future minimum rentals under noncancelable operating leases, including renewals that are reasonably assured, in effect at December 31, 2010:

Operating Leases

2011	$21,868
2012	22,607
2013	23,316
2014	23,780
2015	24,122
Thereafter	220,325
Total minimum payments	$336,018

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

8. Dobson Overlap Assets Contribution
On November 15, 2007, AT&T acquired Dobson Communication Corporation (Dobson) which included certain assets which overlapped with the Partnership’s geographic service area (Overlap Assets). On February 10, 2009, AT&T and the Partnership agreed to merge certain Overlap Assets with the Partnership’s operations. The Partnership recorded the Overlap Assets at AT&T Mobility’s carryover basis because these assets were transferred between entities under common control. The contribution amounts are reflected as increases to partners’ capital and the related accounts in the Partnership’s accompanying balance sheet as of December 31, 2009. Contributions of customer relationships and property and equipment were recorded in 2009 at AT&T Mobility’s carrying values of $759 and $445, respectively. The aggregate contribution of $1,204 is a non-cash contribution for purposes of the statements of cash flows. The Limited Partner elected to contribute additional cash capital of $945 to maintain its ownership interest in the Partnership.
Additionally, on March 11, 2010, the Partnership entered into an agreement with New Cingular Wireless PCS, LLC, the General Partner, to lease certain 850MHz spectrum in Muskingum, Hocking and Perry counties in Ohio which were acquired from Dobson. In exchange for the right to use the leased spectrum, the Partnership agreed to pay the amount of $707 per year for the term of the lease, payable no less frequently than yearly. The lease agreement may be terminated by the Partnership or the General Partner with 30 days notice. The rights and obligations created under the spectrum lease agreement shall continue for an initial term that will continue until the expiration date for the applicable FCC licenses, which expire on October 1, 2011. Unless terminated earlier, and subject to renewal of the licenses by the FCC, the agreement shall automatically renew for successive lease terms until the ninety-ninth anniversary of March 11, 2010. Spectrum lease expense is reflected in “Cost of services” and was $353 and $570 for the six months ended June 30, 2011 and for the year ended December 31, 2010, respectively.